December 5, 2006

VIA OVERNIGHT FEDERAL EXPRESS DELIVERY AND EDGAR

To: United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549
Attention: Michele M. Anderson
Fax: 202-772-9205

RE: Registrant Name: Audiostocks, Inc. (“Audiostocks”)

Dear Ms. Anderson:

This office represents Audiostocks, Inc. as special legal counsel in connection with your communication dated November 7, 2006 regarding the review of the Audiostocks, Inc. SB-2 filed with the Securities and Exchange Commission on October 19, 2006 (the “SB-2”). Our response has been prepared based upon the comments provided in your communication and a review of the materials in our possession at this time. We reserve the right to amend our response to include additional information should such additional information become available to us and provide a more complete answer to an element of the subject inquiry.

In addition to the responses to your communication dated November 7, 2006, after careful review and consideration of the SB-2 and documents provided by Audiostocks, Inc., we have made additional amendments to the SB-2 and have included explanations of those amendments below in the section entitled “Additional Amendments.”

We have enclosed a “red-lined” copy of the original SB-2 filed with the SEC on October 19, 2006, highlighting the appropriate changes discussed in this communication in order to expedite and facilitate your review.

Pursuant to Rule 461 of the Securities Act of 1933, Audiostocks, Inc. intends to request an acceleration of the effective date of this SB-2. Please advise us as to when we may file for acceleration.

General

Comment Number One: Your disclosure indicates that the selling shareholders “will sell their shares at the current market price or at negotiated prices at the time of the sale,” yet there is currently no market for your securities. Item 501 of Regulation S-B requires that you include the price range or the formula or method to be used to calculate the offering price. Please include a fixed price or price range pursuant to Rule 430A under the Securities Act prior to effectiveness. Also revise to state that the selling shareholders will sell at a price of $x.xx (or a range) per share until your shares are quoted on the OTC Bulletin Board and thereafter they will sell at prevailing market prices or privately-negotiated prices. Alternatively, you may file a post-effective amendment to switch to a market price when the shares begin trading on a market.

Response: We have corrected the front cover of the prospectus to reflect your above response. We have set a maximum offering price of $0.20 per share and included your suggested language of, “The selling securityholders will determine when they will sell their shares, and in all cases, will sell their shares at a maximum price of $0.20 per share until our shares are quoted on the OTC Bulletin Board and thereafter they will sell at prevailing market prices or privately negotiated prices.” The determination of the above referenced offering price of $0.20 per share was determined pursuant to Item 505(a) of Regulation S-B. The factors considered in determining the offering price include an evaluation of the history of and prospects for the industry in which Audiostocks, Inc. competes and the prospects for Audiostocks, Inc.’s future earnings.

In addition, we have corrected the “Calculation of Registration Fee” section Footnote No. 2 to reflect the above discussed corrections.

Comment Number Two: Revise the cover page of the registration statement to check the box indicating that the securities being registered are being offered on a delayed or continuous basis pursuant to Rule 415.

Response: We have corrected the front cover of the prospectus to reflect the above comment. We have checked the appropriate box indicating that the securities being registered are being offered on a delayed or continuous basis pursuant to Rule 415.

Related Transactions

Comment Number Three: Disclose the amounts paid to the related parties listed in this section during the last two years pursuant to Item 404(a) or Regulation S-B2.

Answer: We have corrected the “Related Transactions” section of the prospectus to reflect the above comment. We have disclosed related transactions with The Baum Law Firm, P.C., Mr. James B. Panther, II and BCGU, LLC.

Management’s Discussion and Analysis

Comment Number Four: We note your reference to the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Section 27A(b)(2)(D) of the Securities Act of 1933 expressly states that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering, which includes your registration of securities on this Form SB-2. Please either delete any reference to the safe harbor or make clear that the safe harbor does not apply to you. Also note that the safe harbor does not apply to statements made by a registrant that has issued penny stock during the three year period preceding the date on which the statements are first made.

Answer: We have corrected the “Management Discussion and Analysis” section of the prospectus to reflect the above comment. We have deleted the reference to the safe harbor for forward looking statements contained in the Private Securities Litigation Reform Act of 1995.

Comment Number Five: Revise to clarify the current status of your operations and the source and amount of revenues that you have earned to date. In this regard, we note that your income statement for the period ended June 30, 2006 indicates that you have not earned any revenues, while your MD&A section contains your disclosure about the revenues generated from companies that subscribe to your services. .

Answer: We have corrected the “Management Discussion and Analysis” section of the prospectus to reflect the above comment. We have amended the “Revenues From Marketing” section of the MD&A to disclose the fact that to date, we have not yet earned any revenues. The discussion in the MD&A section pertains to our procedures by which we will recognize and record future revenues.

Recent Sales of Unregistered Securities

Comment Number Six: Rather than refer to descriptions of any sales of unregistered securities “elsewhere in this Registration Statement,” revise this section to include all of the disclosure required by Item 701 of Regulation S-B.

Answer: We have corrected the “Recent Sales of Unregistered Securities” section of the prospectus to reflect the above comment. We have specifically listed out the recent sales of unregistered securities as required by Item 701 of Regulation S-B.

Signature Page

Comment Number Seven: Identify, such as by parenthetical, the person signing in the capacity of your principal accounting officer, as your principal accounting officer’s or controller’s signature to the registration statement as required by Form SB-2.

Answer: We have corrected the “Signature Page” section of the prospectus to reflect the above comment. Mr. Philip L. Morgan our Chief Executive Officer, also holds the position of Chief Financial Advisor and acts as our principal accounting officer. His position as Chief Financial Officer has been noted on the signature line.

Additional Amendments

General: Front Cover. We have amended the front cover of the prospectus to include the Registration Number of 333-138083 provided to us in your communication dated November 7, 2006.

Selling Securityholders. We have amended both the Beneficial Ownership table and the Voting and Investing Control over Securities table to reflect an incorrectly stated shareholder name. The SB-2 submitted October 19, 2006 contained the name of Black Forest International, LLC in both of the above referenced tables. The correct name of this shareholder is BCGU, LLC. We have amended both the tables and the appropriate footnotes of the prospectus to reflect the proper name of BCGU, LLC.

Security Ownership of Certain Beneficial Owners. We have amended the footnotes to the Security Ownership of Certain Beneficial Owners table to reflect an incorrectly stated shareholder entity name. The SB-2 submitted October 19, 2006 contained the name Black Forest International, LLC in the footnotes to the Security Ownership of Certain Beneficial Owners table. The correct shareholder entity name is BCGU, LLC. We have amended the footnotes to reflect the proper name of BCGU, LLC.

Related Transactions. We have amended the Related Transactions section to reflect an incorrectly stated entity name. The SB-2 submitted October 19, 2006 contained the name of Business Consulting Group Unlimited, Inc. as a related entity. The correct entity name is BCGU, LLC. We have amended the section to reflect the proper name of BCGU, LLC.

Executive Compensation. We have amended the Executive Compensation table to reflect a mistake in the disclosed executive compensation for 2006. The SB-2 submitted October 19, 2006 stated that there was no compensation paid to executive officers during 2005 or 2006. The current executive officers do not receive any salary or compensation. However, Mr. Mark L. Baum, Esq. held the positions of President, Chief Executive Officer and Chief Financial Officer from January 1, 2006 until his resignation on October 2, 2006. Although Mr. Baum did not receive a salary at the time the SB-2 was filed on October 19, 2006, he did receive a salary for the period of January 1, 2006 to March 31, 2006. Due to lack of sufficient revenues, as of April 1, 2006, Audiostocks, Inc. renegotiated its contract with Mr. Baum whereby he continued to act in his executive capacities but received no compensation for his services. Mr. Baum resigned from all executive positions on October 2, 2006.

Signature Page. We have amended the Signature Page to reflect a mistake in the positions held by a signature to the document. The Signature Page section of the SB-2 submitted October 19, 2006 contained the signature box for Mr. Philip L. Morgan and stated that Mr. Morgan, in addition to his positions as President, Chief Executive Officer and Chief Financial Officer, held the position of director. Mr. Morgan is not a director of Audiostocks, Inc. We have amended the section to reflect Mr. Morgan’s correct positions held within Audiostocks, Inc.

Section 16 Filings. We have filed all reports required under §16 of the Securities Exchange Act of 1934 for our directors and officers including Form 3’s for Mssrs. Mark L. Baum, James B. Panther, II and Philip L. Morgan and Form 13D’s for Mssrs. Baum and Panther.

I hope that the information provided and attached hereto adequately responds to your requests. Should you wish to discuss any of the enclosed materials or responses to your questions, please feel free to contact me at my office at 760-804-8844 extension 205 or by e-mail at mark@tblf.com.

Kindest Professional Regards,

__________________________________
The Baum Law Firm, P.C.
Mark L. Baum, Esq.
Special Legal Counsel
Audiostocks, Inc.

CC:     Audiostocks, Inc.
                            Philip L. Morgan